SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



Press Release                           For immediate release on 30 October 2006

                                                Partial realisation of Ferretti



SVG Capital has today been advised that funds advised by Permira have sold the majority of their holding in the luxury motor yacht manufacturer, Ferretti. The value of the partial realisation for SVG Capital is expected to be approximately GBP81.2 million.

Following the partial realisation, the value of SVG Capital's remaining holding in Ferretti is GBP13.5 million. This, together with the value of the partial realisation, represents an approximate net uplift (after a provision for carried interest) of GBP44.0 million (30.0p per share) to the June 2006 valuation.

Funds advised by Permira originally acquired Ferretti in 1998, took the company public in 2000 and bought it back again in 2002. In 2005, the company underwent a recapitalisation returning approximately 45% of the cost of the investment to investors.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                                    020 7010 8925

Penrose
Will Bowen                                                         020 7786 4877



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 30 October, 2006


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries